                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        OREGON METALLURGICAL CORPORATION
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   685899106
                     ----------------------------------------
                                  (CUSIP Number)


       Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022   (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                              September 16, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 6085899106                                      Page 2 of __ Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account Zweig/Glaser Advisers, on behalf of discretionary accounts

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Partners, L.P. - New York, Zweig-DiMenna International Limited - British Virgin Islands
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
        Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig/Glaser Advisers, on behalf of discretionary accounts -
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Partners, L.P.-187,600; Zweig-DiMenna
          International Limited - 410,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-92,600
        Gotham Advisors, Inc., on behalf of discretionary account - 51,300 Zweig/Glaser Advisers, on behalf of discretionary accounts - 36,500

8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Partners, L.P.-187,600; Zweig-DiMenna
          International Limited - 410,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-92,600
        Gotham Advisors, Inc., on behalf of discretionary account - 51,300 Zweig/Glaser Advisers, on behalf of discretionary accounts - 36,500

10 SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Partners, L.P.-187,600; Zweig-DiMenna
          International Limited - 410,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-92,600
        Gotham Advisors, Inc., on behalf of discretionary account - 51,300 Zweig/Glaser Advisers, on behalf of discretionary accounts - 36,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-4.8%

        Zweig-DiMenna Partners, L.P. - 1.2%; Zweig-DiMenna International
          Limited - 2.5%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.6%
        Gotham Advisors, Inc., on behalf of a discretionary account - 0.3% Zweig/Glaser Advisers, on behalf of discretionary accounts - 0.2%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO
        Zweig/Glaser Advisers - PN

                        SCHEDULE 13D - AMENDMENT NO. 1


       Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc., Gotham Advisors, Inc. and Zweig/Glaser Advisers hereby amend the Schedule 13D, filed with respect to shares of common stock, par value $1.00 per share ("Shares") of Oregon Metallurgical Corporation (the "Company").

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Oregon Metallurgical Corporation were purchased at an aggregate cost of $19,985,159 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account"), the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account") and the discretionary accounts managed by Zweig/Glaser Advisers (the "Zweig/Glaser Advisers Accounts")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna International Limited    --   410,500

            Zweig-DiMenna Partners, L.P.           --   187,600

            ZDIM Account                           --    92,600

            Gotham Account                         --    51,300

            Zweig/Glaser Advisers Accounts         --    36,500

          Percent of class beneficially owned:

            Zweig-DiMenna International Limited     --  2.5%

            Zweig-DiMenna Partners, L.P.            --  1.2%

            ZDIM Account                            --  0.6%

            Gotham Account                          --  0.3%


            Zweig/Glaser Advisers Accounts         --   0.2%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna International Limited    --   410,500

            Zweig-DiMenna Partners, L.P.           --   187,600

            ZDIM Account                           --    92,600

            Gotham Account                         --    51,300

            Zweig/Glaser Advisers Accounts         --    36,500

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna International Limited    --   0

            Zweig-DiMenna Partners, L.P.           --   0

            ZDIM Account                           --   0

            Gotham Account                         --   0

            Zweig/Glaser Advisers Accounts         --   0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited    --   410,500

            Zweig-DiMenna Partners, L.P.           --   187,600

            ZDIM Account                           --    92,600

            Gotham Account                         --    51,300

            Zweig/Glaser Advisers Accounts         --    36,500


          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited    --   0

            Zweig-DiMenna Partners, L.P.           --   0

            ZDIM Account                           --   0

            Gotham Account                         --   0

            Zweig/Glaser Advisers Accounts         --   0

     c. Since September 2, 1997, the date of our last 13D filing, Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account, the Gotham Account, and the Zweig/Glaser Advisers Accounts (collectively, the "Investors") sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF SALE

            9/15/97     Sold 27,700 shares at $23.8125 a share

            9/16/97     Sold 33,100 shares at $23.5938 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF SALE

            9/15/97     Sold 12,600 shares at $23.8125 a share

            9/16/97     Sold 15,200 shares at $23.5938 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF SALE

            9/15/97     Sold 6,200 shares at $23.8125 a share

            9/16/97     Sold 7,500 shares at $23.5938 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF SALE

            9/15/97     Sold 3,500 shares at $23.8125 a share

            9/16/97     Sold 4,200 shares at $23.5938 a share

            ZWEIG/GLASER ADVISERS ACCOUNTS

            DATE        DESCRIPTION OF SALE

            There were no sales during the applicable time period.

     d.   Not Applicable

     e. The Investors ceased to be the beneficial owner of more than 5% of the shares of the Company on September 16, 1997.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 1997

               ZWEIG-DiMENNA INTERNATIONAL LIMITED

               By: Zweig-DiMenna International Managers, Inc.,
                    Investment Manager

               By:  /s/ Joseph A. DiMenna
                    --------------------------
               Name:  Joseph A. DiMenna
               Title: Executive Vice President


               ZWEIG-DiMENNA PARTNERS, L.P.

               By: Zweig-DiMenna Associates LLC,
                   Managing General Partner

               By:  /s/  Joseph A. DiMenna
                    ----------------------------
               Name:  Joseph A. DiMenna
               Title: A Managing Director of Managing General
                      Partner

               ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

               By: /s/ Joseph A. DiMenna
                   ------------------------------
               Name:  Joseph A. DiMenna
               Title: Executive Vice President

               GOTHAM ADVISORS, INC.

               By:  /s/ Joseph A. DiMenna
                    -----------------------------
               Name:  Joseph A. DiMenna
               Title: Vice President


               ZWEIG/GLASER ADVISERS

               By:  /s/  Marc Baltuch
                    -----------------------------
               Name:  Marc Baltuch
               Title: First Vice President